UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14f-1 THEREUNDER

______________________________________________

VEMANTI GROUP, INC.
(Name of Registrant as Specified in its Charter)

Nevada	000-56266	46-5317552
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7545 Irvine Center Dr., Ste 200, Irvine, CA 92618
(Address of principal executive office)

(949) 559-7200
(Registrant’s telephone number)

Tammara Fort, Esq.

The Crone Law Group, P.C.

420 Lexington Avenue

New York, NY 10170

Tel: (646) 861-7891

 (Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

VEMANTI GROUP, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

SCHEDULE 14f-1

Notice of Proposed Change in the

Majority of the Board of Directors

April 1, 2024

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF VEMANTI GROUP, INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO SEND A PROXY OR TAKE ANY ACTION.

INTRODUCTION

This Information Statement (this “Information Statement”), is being furnished to all holders of record of common stock, par value $0.0001 per share (the “Common Stock”), of Vemanti Group, Inc., a Nevada corporation  (“we”, “our” or the “Company”), at the close of business on April 1, 2024 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board”) other than by a meeting of shareholders.  This Information Statement is being mailed to the shareholders on or about April 9, 2024.

On April 1, 2024, we signed and closed a Share Exchange Agreement (the “Share Exchange Agreement”) with the Company, Mr. Tan Tran, the principal executive officer and a director of the Company, VinHMS Pte. Ltd., a Singapore private company limited by shares (“VinHMS”) and the shareholders of VinHMS (the “Shareholders”). Pursuant to the terms of the Share Exchange Agreement, Mr. Tran contributed all of his shares of Series A Preferred Stock to the Company in exchange for eight hundred thousand (800,000) newly issued shares of the Company’s Series B Convertible Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”). The Shareholders transferred all the issued and outstanding shares of VinHMS to the Company in exchange for (i) the issuance of nine million two hundred thousand (9,200,000) newly issued shares of Series B Preferred Stock, which shares were issued pro rata to each Shareholder based on their VinHMS shareholdings, and (ii) the issuance to the Shareholders of all forty million (40,000,000) authorized shares of Series A Preferred Stock, which shares were issued pro rata to each Shareholder based on their VinHMS shareholdings.

The Series B Preferred Stock has a conversion rate of twenty-six (26) shares of Common Stock to one (1) share of Series B Preferred Stock. Pursuant to the terms of the Certificate of Designation of the Series B Preferred Stock, the Company cannot take certain actions without the prior written consent of the holders of not less than two-thirds of the then total outstanding shares of Series B Preferred Stock, including issuing any indebtedness other than in the ordinary course of business, effecting a sale of assets of the Company in excess of 51% of the total assets of the Company or acquiring a company or assets in excess of 51% of the total assets of the Company. For the complete rights and preferences of the Series B Preferred Stock, reference is made to the Certificate of Designation filed as an exhibit to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on March 28, 2024.

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As a result of these transactions, VinHMS is now a wholly owned subsidiary of the Company.

Due to the Shareholders’ collective ownership of (i) all of the issued and outstanding Series A Preferred Stock, each share of which carries ten (10) votes for each share of Common Stock outstanding, and (i) 92% of the issued and outstanding Series B Preferred Stock, each share of which carries twenty-six (26) votes for each share of Common Stock outstanding, the Shareholders now have beneficial control of the Company and have voting control over any shareholder votes. Accordingly, the Shareholders possess the ability to unilaterally control the election of the Board, all matters upon which shareholder approval is required and, ultimately, the direction of the Company.

Under the terms of the Share Exchange Agreement, Tan Tran, the Chief Executive Officer and President of the Company resigned from those position and Mr. Hoang Van Nguyen was appointed as the Chief Executive Officer of the Company. Mr. Tran was appointed as the Chief Strategy Officer of the Company. Ms. Trinh Tuyet Mai Le was appointed to the Board. Mr. Nguyen was appointed to the Board, but Mr. Nguyen’s appointment to the Board will be effective upon the tenth day following the Company’s mailing of this Information Statement on Schedule 14f-1 to its shareholders (the “Effective Date”), which mailing is expected to occur on or about April 9, 2024.

Effective as of April 1, 2024, the Company had: (i) 72,465,503 shares of Common Stock; (ii) 40,000,000 shares of Series A Preferred Stock; and (iii) 10,000,000 shares of Series B Preferred Stock issued and outstanding.    Each share of Common Stock is entitled to one vote. Subject to certain limitations: (i) each share of Series A Preferred Stock is entitled to vote on a 10 to 1 basis; and (ii) each share of Series B Preferred Stock is convertible to 26 shares of Common Stock and votes on an as-converted basis. Shareholders of the Company will have the opportunity to vote with respect to the election of directors at the next annual meeting of the shareholders of the Company.

DIRECTORS AND OFFICERS

PRIOR TO THE NEW APPOINTMENTS

The following table sets forth information regarding the Company’s executive officers and directors prior to the new appointments.  All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified.  Officers are elected by the Board and their terms of office are at the discretion of the Board.

Name	Age	Title
Tan Tran	59	Chief Executive Officer and Director
Stephen R. Jones	57	Chief Financial Officer

Tan Tran: Mr. Tran has been our Company’s Chairman and Director since the Company’s inception in April 2014. Mr. Tran has also served, full time, as the Company’s President and Chief Executive Officer since April 2014. He co-founded VoiceStep Telecom, LLC, a wholly-owned subsidiary of the Company (“VoiceStep”) in 2004. From October 2018 to March 2021, Mr. Tran served as an Officer and Director for Fvndit, Inc. (“Fvndit”). Since founding Vemanti Group, Tan has worked to share Vemanti’s strategy and vision with customers, partners, shareholders, and investors. His mission is to turn Vemanti into an investment and incubation platform for emerging companies with great growth potential, especially in Vietnam, which continues to be an economic force on both a regional and global scale. He holds a B.S.E.E. from California State University, Fullerton. Mr. Tran’s management and extensive experience and his role as founder of VoiceStep led to the conclusion that he should serve as a director of Vemanti.

Stephen R. Jones: Mr. Jones has been our Company’s Chief Financial Officer since September 2021. From 2019 to 2021, Mr. Jones served as the Chief Financial Officer of DreamPlex, a company incorporated under the laws of Vietnam, directing the day-to-day financial operations and strategic planning and overseeing accounting, treasury, tax, risk management, procurement, and IT operations. From 2017 to 2019, Mr. Jones served as the Chief Operating Officer of HMB, Inc. From 2013 to 2016, Mr. Jones served as the Chief Financial Officer of VietnamWorks. Mr. Jones holds a BA from Vanderbilt University and an MBA from the University of Cincinnati.

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DIRECTORS AND OFFICERS

AFTER THE NEW APPOINTMENTS

As a result of the consummation of the transactions contemplated by the Stock Exchange Agreement, two additional members of the Board nominated by the Shareholders will be appointed – Mr. Hoang Van Nguyen and Ms. Trinh Tuyet Mai Le. All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified.  Officers are elected by the Board and their terms of office are at the discretion of the Board.  There is no family relationship between any of the proposed directors or executive officers.

Name	Age	Title
Mr. Hoang Van Nguyen	45	Chief Executive Officer and Director as of the Effective Date
Ms. Trinh Tuyet Mai Le	49	Director
Tan Tran	59	Chief Strategy Officer and Director
Stephen R. Jones	57	Chief Financial Officer

The following biographical information on the new directors and officers of the Company is presented below:

Mr. Nguyen, age 45, serves as the Chief Executive Officer of VinHMS Software Production and Trading Joint Stock Company (Vietnam), a software company that specializes in providing high-quality technology products for optimizing the business activities of enterprises, a position he has held from December of 2018 to the present. Before founding VinHMS (Vietnam), Hoang was the first Solution Architect of Amazon Web Services Vietnam, responsible for helping Vietnamese organizations of all shapes and sizes to architect advanced cloud-based solutions. Prior to AWS in 2017, he spent five years as founder and CEO of Simple Solutions, the only ASEAN startup that was funded by Coca-Cola Founders, an entrepreneurship program designed by Coca-Cola to help founders build & scale startups. Prior to these roles, Hoang was the CTO/Founder of Sysnify in Houston, a startup that provided management solutions for United Supermarket, a supermarket chain with more than 90 stores in Texas. Hoang also spent close to 10 years in Houston building enterprise applications for Fortune 500 corporations such as BP, HP, American Airlines, NASCAR and Delhaize. Mr. Nguyen holds a B.S. degree from the University of Polytechnics in Vietnam and a M.S. degree from the University of Houston-Clear Lake.

Ms. Le has served as the Deputy Chief Executive Officer responsible for Information Technology at VinFAST Auto Ltd. since October 2022. She has also served as Chief Executive Officer of VIN3S Joint Stock Company since May 2021 and Chief Information Officer at Vingroup Joint Stock Company from November 2015 to May 2021. Prior to these roles, Ms. Le was Country Leader at Deloitte Consulting Vietnam from January 2011 to November 2015 and Senior Manager at Deloitte Consulting Southeast Asia from January 2005 to January 2011. She received her bachelor’s degree in English linguistics from Vietnam National University Ho Chi Minh City.

CORPORATE GOVERNANCE

Committees of the Board of Directors

We do not have a standing nominating, compensation or audit committee. Rather, our full Board performs the functions of these committees. We do not believe it is necessary for our Board to appoint such committees because the volume of matters that come before our Board for consideration permits the directors to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees. Our Board, which performs the functions of an audit committee, does not have a member who qualifies as an “audit committee financial expert” within the definition of Item 407(d)(5)(ii) of Regulation S-K.

The Board does not have a nominating committee because the Board does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board, followed by the Board's review of the candidates’ resumes and interviews of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

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The Board does not have a compensation committee and is not required to have such a committee because the Company is not a “listed company” under SEC rules.  The Company has no formal compensation program for its executive officers, directors or employees.

Director Independence

The Board has determined that the current directors of the Company are not “independent” directors.

Shareholder Communications

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

The Company does not have any restrictions on shareholder nominations under its articles of incorporation or by-laws. The only restrictions are those applicable generally under Nevada corporate law and the federal proxy rules, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

Although the Company does not have a formal policy regarding communications with the Board, shareholders may communicate with the Board by writing to us at Vemanti Group, Inc., 7545 Irvine Center Dr., Ste 200, Irvine, CA 92618, Attention: Corporate Secretary. Shareholders who would like their submission directed to a member of the Board may so specify, and the communication will be forwarded, as appropriate.

Meetings of the Board of Directors

For 2023, the Board had 11 meetings and acted by unanimous written consent on 11 occasions. There were no directors who attended fewer than 75 percent of the total meetings or committee meetings of the Board for 2023.

Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any current officer or director of the Company is a party adverse to the Company or has a material interest adverse to the Company.

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COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

The following table sets forth compensation information for services rendered by certain of our executive officers in all capacities during the last two completed fiscal years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted, and certain other compensation, if any, whether paid or deferred.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)

Tan Tran	2023	$-	-	-	-	$-
	2022	$-	-	-	-	$-

Employment Agreements with Key Executives

Pursuant to a Consultant Agreement dated September 7, 2021, the Board appointed Stephen R. Jones as the Company’s Chief Financial Officer, replacing Tan Tran. Mr. Jones has received $5,000 a month for his services since March 2022.

In addition to the above, the Company will issue one million two hundred thousand (1,200,000) shares of the Company’s restricted Common Stock to Mr. Jones, to be earned and issued over forty-eight (48) months at the rate of twenty-five thousand (25,000) shares per month from September 7, 2021.

Director Compensation

There is currently no agreement or arrangement to pay any of our directors for their services as directors. For the years ended December 31, 2023, and 2022, no members of our received compensation in their capacity as Directors.

Outstanding Equity Awards at Fiscal Year-End

There are no current outstanding equity awards as of December 31, 2023.

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits.

Compensation Committee

We currently do not have a compensation committee of the Board. The Board as a whole determines executive compensation.

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SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

Prior to the New Appointments

The following table lists, as of March 27, 2024, the number of shares of Common Stock beneficially owned by (i) each person, entity or group (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock; (ii) each of our directors (iii) each of our executive officers and (iv) all executive officers and directors as a group. Information relating to beneficial ownership of Common Stock by our principal stockholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person directly or indirectly has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to dispose or direct the disposition of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the SEC rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary interest. Except as noted below, each person has sole voting and investment power with respect to the shares beneficially owned and each stockholder’s address is c/o Vemanti Group, Inc., 7545 Irvine Center Dr., Suite 200, Irvine CA, 93618.

The percentages below are calculated based on 72,465,503 shares of Common Stock issued and outstanding as of March 27, 2024.

Name of Beneficial Owner	Shares	Percentage	Voting Power %	Total Combined Voting Power %
Executive Officers and Directors:
Tan Tran (1)	Common: 20,155,000	27.8%	27.8%
	Preferred: 40,000,000	100%	100%	88.9%

Stephen R. Jones (2)	Common: 700,000	1.0%	1.0%	0%
	Preferred: 0
All officers and directors as a group of (2 persons)

5% or Greater Holders:

Tan Tran (1)	Common: 20,155,000	27.8%	27.8%
	Preferred: 40,000,000	100%	100%	88.9%

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(1)	Each share of Series A Preferred Stock has the right to 10 votes per each share of Common Stock.
(2)	Mr. Jones was appointed as the Company’s Chief Financial Officer as of September 7, 2021. As of March 27, 2024, he holds 700,000 shares of Common Stock through Edgar Holdings Group Limited.

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After the New Appointments

Effective as of the Effective Date, the following information contains the beneficial ownership of our Common Stock, on a pro forma basis, for (i) persons who beneficially own more than 5% of our Common Stock; (ii) our directors; (iii) our executive officers; and (iv) all of our executive officers and directors as a group.

Name of Beneficial Owner	Shares	Percentage	Voting Power %	Total Combined Voting Power %
Executive Officers and Directors:
Mr. Hoang Van Nguyen (1)(2)	Series A Preferred: 14,000,000	35%	35%
	Series B Preferred: 3,220,000	32.2%	32.2%	75.5%

Ms. Trinh Tuyet Mai Le	0

Tan Tran(2)	Common: 20,155,000	27.8%	27.8%
	Series B Preferred: 800,000	8.0%	8.0%	44%
Stephen R. Jones (3)	Common: 700,000	1.0%	1.0%
	Preferred: 0
All officers and directors as a group of (4 persons)(1)(2)	Common: 20,855,000	28.8%	28.8%
	Series A Preferred: 14,000,000	35%	35%
	Series B Preferred: 4,020,000	40.2%	40.2%	83.7%

5% or Greater Holders:
Mr. Hoang Van Nguyen (1)(2)	Series A Preferred: 14,000,000	35%	35%
	Series B Preferred: 3,220,000	32.2%	32.2%	75.5%

Asian Star (4)	Series A Preferred: 26,000,000	65%	65%
	Series B Preferred: 5,980,000	60%	60%	85.1%
Tan Tran (2)	Common: 20,155,000	27.8%	27.8%
	Series B Preferred: 800,000	8.0%	8.0%	44%

(1)	Each share of Series A Preferred Stock has the right to 10 votes per each share of Common Stock.
(2)	Each share of Series B Preferred Stock has the right to 26 votes per each share of Common Stock on an as converted basis.
(3)	Mr. Jones was appointed as the Company’s Chief Financial Officer as of September 7, 2021. As of March 27, 2024, he holds 700,000 shares of Common Stock through Edgar Holdings Group Limited.
(4)	Trinh Van Thi Nguyen, as sole director, has voting and dispositive power over the shares of the Company held by Asian Star Trading & Investment Pte. Ltd.

Except as set forth in this Information Statement, there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities (collectively, the “Reporting Persons”), to file reports of ownership and changes in ownership with the SEC.  Officers, directors and greater than ten percent shareholders are required by the rules and regulations of the SEC to furnish the Company with copies of all forms they file pursuant to Section 16(a).  To our knowledge, during the fiscal year ended December 31, 2023 the Reporting Persons complied with all applicable Section 16(a) reporting requirements.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with related persons

On June 16, 2022, the Company sold all of the shares of Fvndit’s common stock then owned by the Company and certain accounts receivable of approximately $25,000 that were due from Fvndit to the Company in consideration for certain assets of Fvndit related to providing a peer-to-peer investment marketplace in Vietnam that matches companies needing working capital funds with investors wishing to provide those funds. As a result of the sale, the Company no longer owns any shares of Fvndit.

Material Transactions with Related Parties

The Company pays the Chief Executive Officer for professional services. The total of those payments were nil in 2023 and 2022, respectively.

VoiceStep pays a member of the Chief Executive Officer’s family for technical services. The total of those payments was $42,000 in 2023 and $60,225 in 2022.

On August 6, 2021 (the “Loan Effective Date”), the Company entered into a Loan Agreement (the “Loan Agreement”) with Mr. Tan Tran (the “Lender”), our principal executive officer and a director, pursuant to which the Lender agreed to provide a loan in the principal amount of up to $125,000 (the “Loan”). Subject to the terms of the Loan Agreement, the Company may draw down an amount of the principal amount of the Loan on one or more occasions during a period between the Loan Effective Date and 12 months from the Loan Effective Date by giving written notification to the Lender. The purpose of the funds is to augment working capital for the Company’s wholly owned subsidiary, Vemanti Digital, Ltd. The Loan matures on the date that is 12 months following the Loan Effective Date and bears interest at a rate of one percent (1%) per annum. The maturity date on the loan was extended to August 5, 2023. The Loan Agreement contains certain events of default. In the event of a default, at its option, the Lender may consider the Loan immediately due and payable.

Review, Approval and Ratification of Related Party Transactions

Given our small size and limited financial resources, we have not adopted formal policies and procedures for the review, approval or ratification of transactions, such as those described above, with our executive officer(s), director(s) and significant stockholders. We intend to establish formal policies and procedures in the future, once we have sufficient resources and have appointed additional directors, so that such transactions will be subject to the review, approval or ratification of our Board, or an appropriate committee thereof. On a moving forward basis, our directors will continue to approve any related party transaction.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business.  However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.  We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse affect on our business, financial condition or operating results.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E, Washington, D.C. 20549.  You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms.  Copies of our SEC filings are also available to the public from the SEC’s web site at www.sec.gov

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SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Company has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Vemanti Group, Inc.

Date: April 4, 2024	By:	/s/ Tan Tran
	Name:	Tan Tran
	Title:	Chief Strategy Officer

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